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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED

FEB 2 7 2006

SEC FILE NUMBER
8- 50822

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/2005___ AND ENDING ___12/31/2005___
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: A & F Financial Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 East Fourth Avenue

(No. and Street)

Mount Dora, FL 32757

(City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

H. Lester Ariail   352-383-6155

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Greenlee, Kurras, Rice & Brown, PA

(Name – *if individual, state last, first, middle name*)

627 North Donnelly Street, Mount Dora, FL 32757

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 0 9 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, __H. Lester Ariail__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __A & F Financial Securities, Inc.__ , as of __12/31/ 2005__ , 20 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__President & Treasurer__
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A & F FINANCIAL SECURITIES, INC.
DECEMBER 31, 2005

A & F FINANCIAL SECURITIES, INC.
DECEMBER 31, 2005

TABLE OF CONTENTS

CLERMONT OFFICE
Jerry D. Brown, C.P.A.

Herbert John Greenlee, Jr. C.P.A.
Suzanne M. Brownlee, C.P.A.



GREENLEE KURRAS RICE & BROWN, PA
CERTIFIED PUBLIC ACCOUNTANTS

MOUNT DORA OFFICE
John S. Rice, C.P.A.
Patricia A. Sykes-Amos, C.P.A.
C. L. (Chip) Gamer, C.P.A.

Dorothy A. Kurras, C.P.A.
Keire Rice Hosley, C.P.A.
David A. Donofrio, C.P.A.

Independent Auditor's Report

To the Stockholders of
A & F Financial Securities, Inc.

We have audited the accompanying statement of financial position of A & F Financial Securities, Inc. (an S corporation) as of December 31, 2005, and the related statements of income, cash flows and changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of A & F Financial Securities, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule of Net Capital Computation is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Greenlee Kurras Rice & Brown, P.A.

Mount Dora, Florida
February 14, 2006

MEMBER: FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS & AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

605 Montrose Street
P.O. Box 120400 • Clermont, FL 34712-0400
(352) 394-3256 • Fax (352) 394-6910

627 N. Donnelly Street
P.O. Box 8 • Mount Dora, FL 32756-0008
(352) 383-6300 • Fax (352) 383-6356

A & F FINANCIAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash	$	8,773	
Deposits with clearing organization		25,000	
Note receivable		6,500	
Investments		54,205	
Investments not readily marketable		1,000	
Equipment (less accumulated depreciation of $4,572)		1,988	
Organization costs (less amortization of $453)		. . .	
TOTAL ASSETS			$ 97,466

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities			
Accounts payable			$ 2,482
Stockholders' Equity:			
Common stock, $1 par value, 200,000 shares authorized, 300 shares issued and outstanding	$	300	
Additional paid-in capital		90,571	
Retained earnings		4,113	
Total Equity			94,984
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY			$ 97,466

The notes to the financial statements are an integral part of this statement.

A & F FINANCIAL SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues:			
Commissions and advisory fees	$	106,056	
Interest		1,798	
Other income		3,930	
Total Income			$ 111,784
Expenses:			
Professional fee	$	3,025	
Commissions		77,099	
Communications		5,506	
Insurance		699	
Investment fees		3,074	
Licenses		2,491	
Occupancy		6,560	
General and administrative		2,519	
Other expenses		2,768	
Depreciation		1,259	
Total Expenses			105,000
Net Income			$ 6,784
Earnings per share of common stock			$ 22.62

The notes to the financial statements are an integral part of this statement.

4

A & F FINANCIAL SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash Flows from Operating Activities:
Net Income $ 6,784

Adjustments to Reconcile Net Income to Net Cash
  Provided by Operating Activities:
    Depreciation   1,259
    Decrease in receivable   3,000
    Increase in accounts payable   2,482

        Net Cash Provided by Operating Activities $ 13,525

Cash Flows from Investing Activities:
  Investment sales   1,502

Cash Flows from Financing Activities:
  Stockholder distributions   (7,230)

Net Increase in Cash   7,797

Cash at January 1, 2005   976

Cash at December 31, 2005 $ 8,773

The notes to the financial statements are an integral part of this statement.

A & F FINANCIAL SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Capital Stock	Additional Paid-in Capital	Retained Earnings
Balances at January 1, 2005	$ 300	$ 90,571	$ 4,559
Net Income	. . .	. . .	6,784
Shareholder distributions	. . .	. . .	(7,230)
Balances at Decemer 31, 2005	$ 300	$ 90,571	$ 4,113

The notes to the financial statements are an integral part of this statement.

1. **Significant Accounting Policies**

   Nature of Operations - The Company was formed in 1997 as an S corporation for the purpose of operating as a securities brokerage enterprise. The Company serves as an introducing broker.

   Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all short-term debt securities with a maturity of three months or less to be cash equivalents.

   Investments - Investments not readily marketable include securities for which there is no market on a securities exchange. Investments are carried at cost.

   Equipment - Equipment consisting of office equipment is stated at cost. For financial reporting purposes, depreciation is calculated on the straight line basis with lives of three to five years.

   Income Taxes - Since the Company is an S corporation, any earnings flow to the individual income tax returns of the shareholders.

   Revenue - Customers' securities and commodities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis.

   Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Investments consist of the following:

	Fair Value	Cost
100 shares of closely held bank stock	$ 3,900	$ 1,000
Total Investments Not Readily Marketable	$ 3,900	$ 1,000
Brokerage trading account		$ 54,205

3. **Earnings Per Share**

Basic earnings per share were computed by dividing income available to stockholders by the weighted average number of shares outstanding for the year.

4. **Liabilities Subordinated to Claims of General Creditors**

The Company had no such liabilities at either December 31, 2005 or December 31, 2004.

5. **Net Capital**

The Company clears through another broker/dealer on a fully-disclosed basis, with the clearing firm carrying the customer accounts. The Company has a net capital requirement of $50,000. At December 31, 2005, the Company had net capital pursuant to SEC rule 15c3-1 of $87,079, which was $37,079 in excess of its requirements.

6. **Possession or Control Requirements Under Rule 15c3-3**

The Company had no such securities at December 31, 2005.

7. **Reconciliation of Material Difference**

A reconciliation is not necessary pursuant to rule 17a-5(d)(4).

A & F FINANCIAL SECURITIES, INC.
SCHEDULE OF NET CAPITAL COMPUTATION PURSUANT TO SEC RULE 15c3-1
AS OF DECEMBER 31, 2005

Total Assets	$	97,466
Deduct Total Liabilities		2,482
Ownership Equity		94,984
Add Subordinated Liabilities		. . .
Total Capital and Subordinated Liabilities		94,984
Deduct Total Nonallowable Assets		(7,500)
Net Capital Before Haircuts		87,484
Haircuts on Securities		(405)
Net Capital		87,079
Deduct Net Capital Requirement		50,000
Excess Net Capital	$	37,079
Aggregate Indebtedness	$	. . .
Ratio Aggregate Indebtedness to Net Capital		. . .

RECONCILIATION WITH COMPANY'S COMPUTATION

Net Capital, as reported in Company's Part II (Unaudited) of Form X-17A-5 as of December 31, 2005	$	87,079
Net Audit Adjustments		. . .
Net Capital per above	$	87,079



GREENLEE
KURRAS
RICE &
BROWN, PA
CERTIFIED PUBLIC
ACCOUNTANTS

MOUNT DORA OFFICE
John S. Rice, C.P.A.
Patricia A. Sykes-Amos, C.P.A.
C. L. (Chip) Gamer, C.P.A.

Dorothy A. Kurras, C.P.A.
Keire Rice Hosley, C.P.A.
David A. Donofrio, C.P.A.

Independent Auditor's Report on Internal Control Structure
Required by SEC Rule 17a-5

To the Stockholders of
A & F Financial Securities, Inc.

In planning and performing our audit of the financial statements of A & F Financial Securities, Inc. for the year ended December 31, 2005 we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by A & F Financial Securities, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. A & F Financial Securities, Inc. was in compliance with the conditions of the exemption and no facts came to our attention indicating that such conditions had not been complied with during the period. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objective. Two of the

MEMBER: FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS & AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

605 Montrose Street   10   *627 N. Donnelly Street*
P.O. Box 120400 • Clermont, FL 34712-0400   *P.O. Box 8 • Mount Dora, FL 32756-0008*
(352) 394-3256 • Fax (352) 394-6910   *(352) 383-6300 • Fax (352) 383-6356*

objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Greenlee Kurras Rice & Brown, P.A.

Mount Dora, Florida
February 14, 2006

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